SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 Broadway, 32nd Floor
New York, NY 10006
Telephone: (212) 930-9700
Facsimile: (212) 930-9725

December 23, 2014
VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ajay Kodani

Re:	Solar3D, Inc.
Registration Statement on Form S-3 File No. 333-200541

Dear Mr. Kodani:

This letter sets forth the response of Solar3D, Inc., a Delaware corporation (the “Company” or “we”), to the verbal comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3 filed on November 24, 2014 (the “Filing”).

Pursuant to General Instruction I.B.1 to Form S-3, a registrant is eligible to conduct a primary offering of its securities on Form S-3 if the aggregate market value of its voting and non-voting common equity held by the registrant’s non-affiliates is $75 million or more.  The instruction to General Instruction I.B.1 to Form S-3 states that the aggregate market value of the registrant’s outstanding voting and non-voting common equity shall be computed by use of the price at which the common equity was last sold or the average of the bid and asked prices of such common equity, in the principal market for such common equity as of a date within 60 days prior to the date of filing.

The Company is eligible to file Form S-3 for a primary offering pursuant to General Instruction I.B.1 based on the following calculations.  As of November 24, 2014, the date of the filing of the S-3, the Company had 357,666,447 shares of common stock issued and outstanding, of which 26,391,975 shares issued and outstanding were held by affiliates.  As of November 10, 2014 (within 60 days of the filing of the Form S-3 on November 24, 2013), the Company’s common stock had a closing price of $0.304 on the OTC QB, therefore the aggregate market value of the common equity held by non-affiliates of the Company was $100,707,439.

Please contact me if you have any questions or comments.

Sincerely yours,

Marcelle S. Balcombe

cc: James Nelson